PAN AMERICAN LITHIUM CORP.
Suite 110, 3040 N. Campbell Avenue
Tucson, AZ 85719
Tel: 520-989-0020 Fax: 520-623-3326

February 14, 2011

Sociedad Gareste Limitada
208 Van Buren
Copiapo, Chile

Attention : Harold Gardner, Co-Managing Partner

Re:	Binding Letter of Intent (“LOI”) for Proposed Joint Venture and Earn-In with Pan American
Lithium Corp.

     This binding letter of intent is intended to set out the initial terms of a proposed earn-in of up to a 70% interest in the Project (as hereinafter defined) by Pan American Lithium Corporation (the “Corporation”) from Sociedad Gareste Limitada (“Gareste”) and the corresponding entry into a joint venture by all parties holding an interest in the Project for the purpose of exploring and developing the Project (the “Joint Venture”). These terms are not intended to be comprehensive, and final and additional terms, including customary representations and warranties, will be incorporated into a formal option and joint venture agreement (the “Agreement”) which will be negotiated among the Corporation and Gareste. The basic terms are as follows:

1.

Project: Property interests held (100%) by Gareste in the Maricunga salar located approximately two hundred kilometers northeast of Copiapo in Atacama Region III, Chile, which interests are further described in Schedule A attached hereto.

2.

The Corporation: The Corporation is British Columbia corporation, and is a reporting issuer in the Provinces of British Columbia and Alberta, with its common shares listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “PL”, and also has its common shares registered under the United States Securities Exchange Act of 1934 and quoted on the Pink Sheets under the symbol “PALTF”.

3.	Gareste: Gareste is a private Limitada (limited liability company) incorporated in the Republic of Chile.

4.

Consideration: Gareste agrees to grant the following interest in the Property to the Corporation upon the Corporation making the following payments and issuing the following number of shares on or prior to the following dates:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

The Corporation may earn a 70% interest in the Project by delivering all of the three studies and paying the first three cash payments and share installments, all as referred to in the table above, which payments may be accelerated at the discretion of the Corporation. Should the Corporation determine to complete its 70% earn-in through the delivery of the BFS, all expenses of the Joint Venture will be paid by the Corporation, but the Corporation has the right to terminate the Earn-In at any time at its sole discretion, and maintain any Project interest it has earned up to that point.

An additional 10% of the Project will be earned should the Corporation elect to secure project debt financing (in a minimum amount of 60% of the total capital requirements to build the Project) for both its share and Gareste’s share of the debt portion of the Project. In the event that the Corporation secures project financing (including third-party guarantees therefor) and/or third-party equity financing for its share of the complete build of the Project, the Corporation will use its best efforts to procure the same terms for the Gareste portions of debt and equity required. Alternatively, the Corporation shall have the further election to fully fund and build the project on its own account, in which case it will receive an additional 6% project interest from Gareste such that Gareste will effectively own a fully-carried 14% interest in the Project.

In addition, the parties under and at the time of formation of the joint venture would grant and deliver to Gareste a 2% Net Smelter Return (“NSR”) royalty on the sale of production from the Project, capped at US$6 million. This royalty shall take the form of a NSR Royalty Deed customarily used in mineral transactions of this type. At any time prior to the commencement of commercial production from the Project, the Corporation shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

5.

Management of Project: The parties acknowledge and agree that during the full 70% earn-in, subject to certain rights of Gareste and timing requirements to be negotiated in the Agreement, the Corporation shall control the exploration programs and expenditures of funds with respect to the Project. Thereafter, the Agreement will provide for the creation of a management committee (the “Management Committee”) to supervise and coordinate the development of the Project and each party’s obligations under the Agreement. The Management Committee will consist of three (3) members and parties will be eligible to appoint one (1) member for each 33.33% interest they hold in the Joint Venture.

6.

Operator Status: Upon entry into the Agreement, subject to control of funding and management from the Management Committee as set forth in clause 5 above, Gareste will act as the operator of the Project (the “Operator”). In the event it defaults on its obligations under the Agreement, or otherwise fails to act as Operator, the Corporation will be appointed Operator of the Project. The compensation of the Operator will be negotiated and provided in the Agreement and shall be based on industry standard rates.

7.

Work Plans and Budget: The parties acknowledge and agree that, subject to clause 5 above, the Operator will submit the yearly work plan and budget for the approval of the Management Committee, and conduct quarterly meetings with the Management Committee to review the exploration activities carried out by the Operator. Any member of the joint venture shall have the right to inspect the accounts and records relating to the Project kept by the Operator.

8.

Structure: In order to facilitate the earn-in, the parties agree that each will use their best efforts to formulate a structure for the joint venture which is acceptable to each party and which is formulated to:

	(a)	comply with all necessary legal and regulatory requirements;

	(b)	minimize or eliminate any adverse tax consequences; and

	(c)	be as cost effective as possible.

9.	Access to Information: The parties hereto agree that immediately upon execution of this letter of intent:

	(a)	the Corporation and its advisors will have full access during normal business hours to, or Gareste will deliver to the Corporation, copies of all documents pertaining to Gareste and the Project; and

	(b)	Gareste and its advisors will have full access during normal business hours to, or the Corporation will deliver to Gareste, copies of all documents pertaining to the Corporation.

10.

Return of Materials: Each of the parties agrees to return or destroy any materials delivered in accordance with section 9 of this letter of intent if the Agreement is not executed within the time provided stated herein.

11.

Mutual Conditions: The obligations of the parties to proceed with the Agreement will be subject to satisfaction or written waiver by the parties of the following mutual conditions within the time set forth in the Agreement:

	(a)	the receipt of all necessary regulatory and the TSXV approvals with respect to the Joint Venture;

	(b)	the entry into the Agreement on the terms and conditions acceptable to both parties; and

	(c)	such other conditions as each of the party or their respective legal counsel may reasonably require.

12.

Representations and Warranties; Indemnities: Gareste shall provide in the formal Agreement representations and warranties, and indemnities, as are customary for a mineral industry transaction of this type, including, but not limited to, representations and warranties as to good and marketable title to and proper location of mineral concessions, water rights and property, payment of taxes and fees, access, compliance with laws and regulations, no litigation, environmental matters, and such other representations and warranties as are standard for an earn-in/joint venture mineral transaction.

13.

Conditions Precedent of the Corporation: The obligation of the Corporation to proceed with the Joint Venture will be subject to satisfaction or written waiver by the Corporation of the following conditions within the time set forth in the formal Agreement:

	(a)	review and approval of all materials in the possession and control of Gareste which are germane to the decision to proceed with the Joint Venture;

(b)

the Corporation and its solicitors having had a reasonable opportunity to perform the searches and other due diligence reasonable or customary in a transaction of a similar nature to that contemplated herein and the Corporation and its solicitors being satisfied with the results of such due diligence;

	(c)	the Corporation obtaining all necessary governmental, regulatory and court consents, waivers and approvals;

	(d)	the Corporation obtaining the consent of any parties from whom consent to the Joint Venture is required;

	(e)	Gareste complying with all covenants to be set out in the Agreement and the accuracy in all material respects of the representations and warranties of Gareste;

	(f)	no material adverse change having occurred in connection with the business of Gareste;

	(g)	no legal proceedings pending or threatened to enjoin, restrict or prohibit the transactions contemplated in this letter of intent; and

	(h)	other conditions customary in transactions similar to the Joint Venture.

14.

Conditions Precedent of Gareste: The obligation of Gareste to proceed with the Joint Venture will be subject to satisfaction or written waiver by Gareste of the following conditions within the time set forth in the Formal Agreement:

	(a)	review and approval of all materials in the possession and control of the Corporation which are germane to the decision to proceed with the Joint Venture;

(b)

Gareste and its solicitors having had a reasonable opportunity to perform the searches and other due diligence reasonable or customary in a transaction of a similar nature to that contemplated herein and Gareste and its solicitors being satisfied with the results of such due diligence;

	(c)	Gareste obtaining all necessary governmental, regulatory and court consents, waivers and approvals;

	(d)	Gareste obtaining the consent of any parties from whom consent to the Joint Venture is required;

	(e)	the Corporation complying with all covenants to be set out in the Agreement and the accuracy in all material respects of the representations and warranties of the Corporation;

	(f)	no material adverse change having occurred in connection with the Project or the business of the Corporation; and

	(g)	other conditions customary in transactions similar to the Joint Venture.

15.

Confidentiality: Except as and to the extent required by law, Gareste will not disclose or use, and will direct its representatives not to disclose or use to the detriment of the Corporation, any Confidential Information (as defined below) with respect to the Project or the Corporation furnished, or to be furnished, by either the Corporation or its representatives to Gareste or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this binding letter of intent. For purposes of this paragraph, “Confidential Information” means any information stamped “confidential” or identified in writing as such to Gareste by the Corporation promptly following its disclosure, unless (i) such information is already known to Gareste or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of Gareste or its representatives, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Joint Venture, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the Corporation, Gareste will promptly return to the Corporation or destroy any Confidential Information in its possession and certify in writing to the Corporation that it has done so. Similarly, except as and to the extent required by law, the Corporation will not disclose or use, and will direct its representatives not to disclose or use to the detriment of Gareste, any Confidential Information (with such corresponding changes to the definition thereof to reference the Confidential Information of Gareste as opposed to the Corporation) with respect to the Corporation furnished, or to be furnished, by either Gareste or its representatives to the Corporation or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this binding letter of intent. Upon the written request of Gareste, the Corporation will promptly return to Gareste or destroy any Confidential Information in its possession and certify in writing to Gareste that it has done so.

16.

Indemnity and Site Visits: During the Due Diligence Period, Gareste shall permit the Corporation, or their representatives duly authorized in writing, to visit and inspect the Project at all reasonable times and intervals, and data obtained by Gareste as a result of its operations thereon, provided always that the Corporation or their representatives shall abide by the rules and regulations of Gareste relating to matters of safety and efficiency in its operations and, notwithstanding, the Corporation shall indemnify and hold harmless Gareste, and its directors, officers, employees, consultants, servants, agents and representatives, and Gareste shall be under no liability to the Corporation or its representatives, for any personal injury, including death, or any damage to property other than such as might be occasioned by or through any gross negligence on the part of the Gareste, its directors, officers, employees, consultants, servants, agents or representatives.

17.

Disclosure: Except as and to the extent required by law or the policies of the TSXV, without the prior written consent of the other parties, neither party will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter of intent. If a party is required by law to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

18.	Expenses: Each party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with pursuing or consummating the Joint Venture.

19.

Formal Agreement: Upon execution of this binding letter of intent, the Corporation will arrange for the preparation of a draft of the formal Agreement for review by Gareste. The Formal Agreement may require further negotiation and may contain matters not contemplated in this binding letter of intent.

20.	Good Faith Negotiations: Each of the parties will act honestly, diligently and in good faith in their respective endeavors to enter into the formal Agreement by December 31, 2011.

21.

Binding Agreement; Assignment: This letter of intent creates a binding contract between the parties, enforceable according to its terms upon the parties and their permitted assigns. This LOI shall not be assigned by Gareste, but shall be assignable by the Corporation to an affiliate without the consent of Gareste.

22.

Proper Law: This letter of intent will be exclusively governed by and construed in accordance with the law of the State of Arizona, USA, and the parties hereby attorn to the exclusive jurisdiction of the Courts of competent jurisdiction of the State of Arizona in any proceeding hereunder.

23.

Counterparts and Electronic Means: This letter of intent may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument. Delivery to us of an executed copy of this letter of intent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery to us of this letter of intent as of the date of successful transmission to us.

24.	Currency: All dollar figures referred herein mean the lawful currency of the United States.

25.	Acceptance: If you are agreeable to the foregoing terms, please sign and return a duplicate copy of this letter of intent by no later than by 5:00 p.m. (Tucson time) on February ____, 2011.

Yours truly,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Name:	Andrew Brodkey
Title:	President and CEO

The above terms are accepted this ________day of February, 2011.

SOCIEDAD GARESTE LIMITADA

/s/ Harold Gardner
Name:	Harold Gardner
Title:	Co-Managing Partner

SCHEDULE A

THE PROJECT

Tenure Number	Claim Name	Area (ha)	Good To Date
7910	MACUNGA UNO	300	Date has not been set
8662	MACUNGA DOS	300	Date has not been set
7912	MACUNGA TRES	200	Date has not been set
7995	MACUNGA CINCO	200	Date has not been set
7996	MACUNGA SEIS	200	Date has not been set
8136	MACUNGA TRES DEL 1 AL 5	20	Date has not been set